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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 25049

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                               SEQUA CORPORATION
                               (Name of Issuer)

                      Class A Common Stock, no par value
                        (Title of Class of Securities)

                                   81732 010
                                (CUSIP Number)

                            Mr. Norman E. Alexander
                             c/o Sequa Corporation
                      200 Park Avenue, New York, NY 10166
 (Name, Address and Telephone Number of Person Authorized to Received Notices
                              and Communications)

                                 June 25, 1998
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Norman E. Alexander

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)*             (a)  x
                                        ---
                                    (b) ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

                                    7)      SOLE VOTING POWER
                                            2,158,928
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          2,158,928
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,158,928

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  31.52%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN


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                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Fifty Broad Street, Inc.
                  I.R.S. Id.  No.  13-1769653

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)*             (a)  x
                                    (b)

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York


                                    7)      SOLE VOTING POWER
                                            80,712
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          80,712
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  80,712

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.18%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO.


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         The Schedule 13D Statement previously filed with the Securities and
Exchange Commission by Norman E. Alexander and certain corporations directly or indirectly wholly-owned by Mr. Alexander (the "Corporations") with respect to Sequa Corporation Class A Common Stock (the "Shares") is amended by the following information.

         Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this filing Mr. Alexander individually and through the Corporations beneficially owns an aggregate of 2,158,928 Shares, which is approximately 31.52% of the Shares outstanding. Fifty Broad owns 80,712 Shares, which is approximately 1.18% of the Shares outstanding.


         (c) On May 22, 1997, Fifty Broad gifted 20,751 Shares to the Norman and Marjorie Alexander Foundation (the "Foundation"). On March 29, 1998, Mr. Alexander gifted an aggregate of 36,306 Shares to his adult children. On
                  June 25, 1998, Mr. Alexander gifted 16,664 Shares to the Foundation.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   FIFTY BROAD STREET, INC.
                                   FORFED CORPORATION
                                   42 NEW STREET INC.
                                   YOUANDI CORPORATION
                                   GALLEON SYNDICATE CORPORATION

                                   /s/ Norman E. Alexander
                                   --------------------------------------------
                                   Norman E. Alexander
                                   Individually and on behalf of the above-named Corporation as President or Chairman

Date: July 2, 1998